# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Top KingWin Ltd, CIK 0001938865
CUSIP: G8923U129
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: ROOM 1304, BLG NO. 25, TIAN'AN HQ CENTER, NO. 555, NORTH PANYU AVE., DONGHUAN ST., GUANGZHOU, China (F4), 511400
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-052031
Filed by CIK 0001947975

## Reporting persons
- ATW Opportunities Master Fund II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- JAK Opportunities VIII LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- ATW Partners Opportunities Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Top KingWin Ltd
Address of issuer's principal executive offices:
ROOM 1304, BLG NO. 25, TIAN'AN HQ CENTER, NO. 555, NORTH PANYU AVE., DONGHUAN ST.
GUANGZHOU, China 511400

## Item 2. Person Filing
Name of person filing:
ATW Opportunities Master Fund II, LP*
JAK Opportunities VIII LLC*
ATW Partners Opportunities Management, LLC*
Antonio Ruiz-Gimenez*
Kerry Propper*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
ATW Opportunities Master Fund II, LP - Delaware
JAK Opportunities VIII LLC - Delaware
ATW Partners Opportunities Management, LLC - Delaware
Antonio Ruiz-Gimenez - Spain
Kerry Propper - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ATW Opportunities Master Fund II, LP - 0*
JAK Opportunities VIII LLC - 0*
ATW Partners Opportunities Management, LLC - 0*
Antonio Ruiz-Gimenez - 0*
Kerry Propper - 0*

*This report shall not be deemed an admission that any of the reporting persons or any other person is the beneficial owner of the securities reported herein, or on previous filings, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons disclaims beneficial ownership of the Shares reported herein (or previously reported herein) except to the extent of each of their pecuniary interest, if any, therein.
Percent of class:
ATW Opportunities Master Fund II, LP - 0.0%
JAK Opportunities VIII LLC - 0.0%
ATW Partners Opportunities Management, LLC - 0.0%
Antonio Ruiz-Gimenez - 0.0%
Kerry Propper - 0.0%
Sole power to vote or to direct the vote:
ATW Opportunities Master Fund II, LP - 0
JAK Opportunities VIII LLC - 0
ATW Partners Opportunities Management, LLC - 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to vote or to direct the vote:
ATW Opportunities Master Fund II, LP - 0*
JAK Opportunities VIII LLC - 0*
ATW Partners Opportunities Management, LLC - 0*
Antonio Ruiz-Gimenez - 0*
Kerry Propper - 0*
Sole power to dispose or to direct the disposition:
ATW Opportunities Master Fund II, LP - 0
JAK Opportunities VIII LLC - 0
ATW Partners Opportunities Management, LLC - 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to dispose or to direct the disposition:
ATW Opportunities Master Fund II, LP - 0*
JAK Opportunities VIII LLC - 0*
ATW Partners Opportunities Management, LLC - 0*
Antonio Ruiz-Gimenez - 0*
Kerry Propper - 0*

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- ATW Opportunities Master Fund II, LP: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (11/13/2025)
- JAK Opportunities VIII LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (11/13/2025)
- ATW Partners Opportunities Management, LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (11/13/2025)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (11/13/2025)
- Kerry Propper: /s/ Kerry Propper, Individually (11/13/2025)